                                    FORM 11-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

(Mark One)
[X]  ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT
     OF 1934

                  For the fiscal year ended September 30, 1999

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

               For the transition period from _______ to _________

                          Commission file number 1-2116



                RETIREMENT SAVINGS PLAN FOR HOURLY-PAID EMPLOYEES
                       OF ARMSTRONG WORLD INDUSTRIES, INC.
                            (Full title of the Plan)



                        ARMSTRONG WORLD INDUSTRIES, INC.
               2500 Columbia Avenue Lancaster, Pennsylvania 17604
           (Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office)

                                                                       Page No.
                                                                       --------

Item 1. Independent Auditors' Report                                          4
        ----------------------------

Item 2.  Statements of Net Assets Available for Benefits                      5
         -----------------------------------------------
              September 30, 1999 and 1998

Item 3. Statements of Changes in Net Assets Available for Benefits            6
        ----------------------------------------------------------
         Years ended September 30, 1999 and 1998

Notes to Financial Statements                                              7-12

Exhibits                                                                     13
--------
         Consent of Independent Auditors

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the committee constituting the administrator which administers the plan have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

                                RETIREMENT SAVINGS PLAN FOR HOURLY-PAID
                                EMPLOYEES OF ARMSTRONG WORLD INDUSTRIES, INC.


April 11, 2000                  By: /s/: Douglas L. Boles
                                -------------------------
                                Douglas L. Boles Vice-Chairman of the Retirement
                                Committee

                          Independent Auditors' Report
                          ----------------------------




The Retirement Committee
Armstrong World Industries, Inc.:

We have audited the accompanying statements of net assets available for benefits of the Retirement Savings Plan for Hourly-Paid Employees of Armstrong World Industries, Inc. as of September 30, 1999 and 1998 and the related statements of changes in net assets available for benefits for each of the years in the two-year period ended September 30, 1999. These financial statements are the responsibility of the plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Retirement Savings Plan for Hourly-Paid Employees of Armstrong World Industries, Inc. as of September 30, 1999 and 1998 and the changes in net assets available for benefits for each of the years in the two-year period ended September 30, 1999, in conformity with generally accepted accounting principles.




April 10, 2000
Philadelphia, Pennsylvania

                RETIREMENT SAVINGS PLAN FOR HOURLY-PAID EMPLOYEES
                       OF ARMSTRONG WORLD INDUSTRIES, INC.
                 Statement of Net Assets Available for Benefits
                           September 30, 1999 and 1998

                                                                 1999             1998
                                                                 ----             ----
Assets:
   Investments in master trust, at fair value (note 3):
     Cash equivalents:
        Fidelity Retirement Money Market Portfolio           $   684,549      $   582,926
     Shares of registered investment companies:
        Fidelity Magellan Fund                                16,603,182       12,540,209
        Fidelity Low-Priced Stock Fund                           190,877          168,683
        Fidelity OTC Portfolio                                 3,699,268        2,238,113
        Fidelity Asset Manager Fund                            1,169,693        1,017,123
        Fidelity Asset Manager:  Income Fund                     232,356           94,315
        Fidelity Asset Manager:  Growth Fund                   1,477,241        1,436,814
        Fidelity Overseas Fund                                   110,057           41,636
        MAS Value Portfolio                                      102,582           46,506
        MAS Mid Cap Value Portfolio                              725,634          458,830
        Spartan US Equity Index Fund                          10,753,530        8,583,441
        Morgan Stanley Global Equity Portfolio                   197,999          139,500
    Fixed income insurance contracts:
        Fidelity Interest Income Fund                         47,969,002       46,277,835
    Armstrong Common Stock                                     7,268,901        8,438,568
    Participant loans                                          2,099,291        2,272,842
                                                               ---------        ---------

            Total investments                                 93,284,162       84,337,341
                                                              ----------       ----------

    Net assets available for benefits                        $93,284,162      $84,337,341
                                                             ===========      ===========

The accompanying notes are an integral part of these financial statements.

                RETIREMENT SAVINGS PLAN FOR HOURLY-PAID EMPLOYEES
                       OF ARMSTRONG WORLD INDUSTRIES, INC.
            Statement of Changes in Net Assets Available for Benefits
                     Years Ended September 30, 1999 and 1998

                                                                    1999              1998
                                                                    ----              ----
Additions to net assets attributed to:
     Contributions                                              $  5,889,905      $  5,912,522
     Dividends                                                     2,622,910         1,833,596
     Interest                                                      2,923,006         3,076,524
     Realized gain on investments (note 3)                         1,724,936         1,133,527
     Unrealized appreciation (depreciation) of investments         3,165,545        (3,613,202)
                                                                   ---------       -----------

           Total additions                                        16,326,302         8,342,967
                                                                  ----------         ---------

Reduction in net assets attributed to:
     Benefits paid to participants                                 7,053,761         4,943,905
     Transfers to other employee benefit plans                       325,720           379,764
                                                                     -------           -------

           Total reductions                                        7,379,481         5,323,669
                                                                   ---------         ---------

     Net increase                                                  8,946,821         3,019,298

Net assets available for benefits:
     Beginning of year                                            84,337,341        81,318,043
                                                                  ----------        ----------

     End of year                                                $ 93,284,162      $ 84,337,341
                                                                 ===========       ===========

The accompanying notes are an integral part of these financial statements.

                RETIREMENT SAVINGS PLAN FOR HOURLY-PAID EMPLOYEES
                       OF ARMSTRONG WORLD INDUSTRIES, INC.

                          Notes to Financial Statements

(1)  Summary of Significant Accounting Policies
     ------------------------------------------

     (a)  Basis of Presentation
          ---------------------

          The accompanying financial statements have been prepared on the accrual basis.

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from estimates recorded.

          The financial statements have been prepared in accordance with Statement of Position 99-3, "Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters" (SOP 99-3). This standard eliminates the requirement to disclose amounts relating to individual participant-directed investment programs. As required by SOP 99-3, prior year amounts have been reclassified to conform with the current year presentation.

     (b)  Investments in Master Trust
          ---------------------------

          The money market portfolio is stated at cost, which approximates fair value. The interest income fund is comprised of guaranteed interest rate contracts within the Master Trust which are fully benefit responsive; and therefore are reflected at contract value plus credited interest in the financial statements. The value of the participant loans represents the unpaid principal of employee loans. The value of all other investments is based on quoted market price.

          Securities transactions are recognized on the settlement date (the date on which payment for a buy or sell order is made or received), since adjustment to a trade-date basis would not be material. Dividend income is recorded on the ex-dividend date.

          Realized gains and losses on investments are determined by the average cost method.

     (c)  Expenses
          --------

          All legal, accounting and administrative expenses associated with Plan operations are paid by Armstrong World Industries, Inc. ("Armstrong")

(2)  Plan Description
     ----------------

     The Retirement Savings Plan for Hourly-Paid Employees of Armstrong World Industries, Inc. ("the Plan") is a defined contribution plan established for the purpose of providing eligible hourly-paid employees a means for long-term savings intended for the accumulation of retirement income in addition to that provided under other retirement plans maintained for the benefit of employees.

     Separate balances are maintained for contributions made by or on behalf of a participant. The balances in each fund reflect the participants' contributions together with dividends, interest, other income, and realized and unrealized gains and losses allocated thereon.

     Each participant may have up to five accounts that make up the participant's total balance:

          Sheltered account - Participants may contribute from 1% to 15% of
          -----------------
          before-tax compensation as deferred compensation, as permitted under
          Section 401(k) of the Internal Revenue Code.

          Standard account - Participants may contribute from 1% to 10% of
          ----------------
          after-tax compensation.

                RETIREMENT SAVINGS PLAN FOR HOURLY-PAID EMPLOYEES
                       OF ARMSTRONG WORLD INDUSTRIES, INC.

                   Notes to Financial Statements, (Continued)


          Rollover account - Participants may invest any untaxed amounts rolled
          ----------------
          over from another tax-qualified, employer-sponsored plan.

          Tax-deductible account (MIRA) - This account holds any contributions
          -----------------------------
          made to the Plan before January 1, 1987. No new contributions can be made to this account.

          Old Match account - This account holds any amount contributed by
          -----------------
          Armstrong before matching contributions were discontinued. No new contributions are being made to this account.

     Participants have an immediate 100 percent vested interest with respect to their contributions and are fully vested with regard to any previously made matching Armstrong contributions.

(3)  Investments in Master Trust
     ---------------------------

     Assets are held in a Master Trust administered by Fidelity Management Trust Co., as Trustee, and are segregated into fourteen investment options. The Plan utilizes the Trustee and associated investment managers to direct investment activity. The Plan participates in fourteen investment alternatives.

     The following is a brief description of the investment funds to which Plan participants may elect to allocate their contributions. Participants should refer to fund prospectuses for more complete information regarding the investment funds.

     1. Spartan US Equity Index Fund - This fund is principally a portfolio of common stocks constructed and maintained with the objective of providing investment results which approximate the overall performance of the common stocks included in the Standard & Poor's Composite Index of 500 stocks.

     2. Fidelity Magellan Fund - This fund invests in common stocks of companies having substantial growth prospects as determined by independent investment managers.

     3. Fidelity Low-Priced Stock Fund - This fund seeks capital appreciation through investments primarily in U.S. and foreign low-priced stocks that may be undervalued, overlooked or out of favor.

     4. Fidelity Retirement Money Market Portfolio - This fund invests in short-term (less than one year maturity) fixed income instruments such as U.S. Treasury Bills, bank certificates of deposit, and high grade commercial paper.

     5. Fidelity Interest Income Fund - Contributions to this fund are invested in the general accounts of insurance companies and are credited at contracted interest rates. Invested principal and accumulated interest amounts are guaranteed against loss by the insurance company. Credited interest rates are reset periodically during the plan year. At September 30, 1999, the interest rates ranged between 4.73% and 7.88%. At September 30, 1998, the interest rates ranged between 5.45% and 8.26%. The average yields for the plan year ended September 30, 1999 and September 30, 1998 were 6.01% and 6.27%, respectively. The fair value of the contracts approximate cost.

     6. Morgan Stanley Global Equity Portfolio - This fund invests in a diversified selection of stocks throughout the world, after a detailed analysis by local country investment experts. It seeks to increase the value of the investment over the long term through growth of capital.

                RETIREMENT SAVINGS PLAN FOR HOURLY-PAID EMPLOYEES
                       OF ARMSTRONG WORLD INDUSTRIES, INC.

                   Notes to Financial Statements, (Continued)

     7. Armstrong Common Stock - Amounts invested in this fund, along with dividend earnings thereon, are invested in Armstrong common stock. Common stock shares held by the fund at September 30, 1999 and 1998 were 161,754 and 157,730, respectively.

     8. Fidelity Overseas Fund - This fund invests in securities of issuers whose principal business activities are outside the U.S. Investments may include common stock and securities convertible into common stock, as well as debt instruments.

     9. Fidelity OTC Portfolio - This fund invests in securities traded in the over-the-counter securities market with the objective of maximizing capital appreciation. Over-the-counter securities include common and preferred stocks, securities convertible into common stock, warrants, and debt instruments.

     10. Fidelity Asset Manager Fund - This is an asset allocation fund which invests in a portfolio of stocks, bonds, and short-term instruments. The fund has a balanced investment strategy with a goal of high total return with reduced risk over the long term.

     11. Fidelity Asset Manager: Income Fund - This is an asset allocation fund which invests in a diversified portfolio of stocks, bonds, and short-term instruments. The fund has an investment strategy focusing on bonds and short-term instruments to achieve a high level of current income and capital preservation.

     12. Fidelity Asset Manager: Growth Fund - This is an asset allocation fund invested in a diversified mix of stocks, bonds, and short-term instruments. The fund's investment strategy is an aggressive one emphasizing stocks with the goal of maximum total return over the long term.

     13. MAS Mid Cap Value Portfolio - This fund invests in undervalued common stocks of mid-sized companies with a strong potential for increase in share price. It seeks to provide above-average long-term returns.

     14. MAS Value Portfolio - This fund seeks to provide above average long-term returns by investing mostly in common stocks of large companies that are considered undervalued.

Participant loans represent the unpaid principal balances of loans made by Plan participants in accordance with established loan provision guidelines.

                RETIREMENT SAVINGS PLAN FOR HOURLY-PAID EMPLOYEES
                       OF ARMSTRONG WORLD INDUSTRIES, INC.

                   Notes to Financial Statements, (Continued)


The following table presents the cost and estimated fair values of the investments in securities of the Master Trust at September 30, 1999 and 1998:

                                                       September 30, 1999                  September 30, 1998
                                                       ------------------                  ------------------
                  Investment                        Cost           Fair Value           Cost            Fair Value
                  ----------                        ----           ----------           ----            ----------
Spartan US Equity Index Fund                    $  5,768,185      $ 10,753,530      $  5,084,737       $  8,583,441
Fidelity Magellan Fund                            11,880,548        16,603,182        10,263,076         12,540,209
Fidelity Low-Priced Stock Fund                       219,255           190,877           215,448            168,683
Fidelity Retirement Money Market Portfolio           684,549           684,549           582,926            582,926
Fidelity Interest Income Fund                     47,969,002        47,969,002        46,277,835         46,277,835
Morgan Stanley Global Equity Portfolio               209,379           197,999           165,265            139,500
Armstrong Common Stock                             7,467,688         7,268,901         7,112,972          8,438,568
Fidelity Overseas Fund                               100,677           110,057            50,067             41,636
Fidelity OTC Portfolio                             2,964,750         3,699,268         2,172,671          2,238,113
Fidelity Asset Manager Fund                        1,135,288         1,169,693           924,767          1,017,123
Fidelity Asset Manager: Income Fund                  233,007           232,356            91,920             94,315
Fidelity Asset Manager: Growth Fund                1,351,450         1,477,241         1,312,490          1,436,814
MAS Mid Cap Value Portfolio                          702,138           725,634           541,851            458,830
MAS Value Portfolio                                  123,625           102,582            58,689             46,506
Participant Loans                                  2,099,291         2,099,291         2,272,842          2,272,842
                                                   ---------         ---------         ---------          ---------
                                                $ 82,908,832      $ 93,284,162      $ 77,127,556       $ 84,337,341
                                                 ===========       ===========       ===========        ===========

The amounts of realized gain (loss) on investments in securities of the Master Trust for the years ended September 30, 1999 and 1998 are presented below:

                                                   Aggregate        Aggregate         Realized
                    1999                           Proceeds           Cost           Gain (Loss)
                    ----                           --------           ----           -----------
Spartan US Equity Index Fund                    $  1,904,011      $  1,183,945      $    720,066
Fidelity Magellan Fund                             3,718,576         3,164,588           553,988
Fidelity Low-Priced Stock Fund                        78,083            87,527            (9,444)
Morgan Stanley Global Equity Portfolio                32,447            34,270            (1,823)
Armstrong Common Stock                             1,363,576         1,164,103           199,473
Fidelity Overseas Fund                                25,445            24,901               544
Fidelity OTC Portfolio                             3,669,345         3,443,994           225,351
Fidelity Asset Manager Fund                          210,801           201,615             9,186
Fidelity Asset Manager: Income Fund                   58,821            58,793                28
Fidelity Asset Manager: Growth Fund                  420,833           388,874            31,959
MAS Mid Cap Value Portfolio                          187,350           189,278            (1,928)
MAS Value Portfolio                                   11,787            14,251            (2,464)
                                                      ------            ------             -----
                                                $ 11,681,075      $  9,956,139      $  1,724,936
                                                ============      ============      ============

                RETIREMENT SAVINGS PLAN FOR HOURLY-PAID EMPLOYEES
                       OF ARMSTRONG WORLD INDUSTRIES, INC.

                   Notes to Financial Statements, (Continued)

                                               Aggregate        Aggregate          Realized
                   1998                        Proceeds            Cost           Gain (Loss)
                   ----                        --------            ----           -----------
Spartan US Equity Index Fund                 $  1,405,186      $  1,115,270      $    289,916
Fidelity Magellan Fund                          3,886,313         3,533,654           352,659
Fidelity Low-Priced Stock Fund                     10,083            10,548              (465)
Morgan Stanley Global Equity Portfolio             24,746            26,285            (1,539)
Armstrong Common Stock                            958,311           604,109           354,202
Fidelity Overseas Fund                             30,474            31,809            (1,335)
Fidelity OTC Portfolio                          3,943,120         3,849,041            94,079
Fidelity Asset Manager Fund                       234,620           207,781            26,839
Fidelity Asset Manager: Income Fund                51,173            46,190             4,983
Fidelity Asset Manager: Growth Fund               348,024           327,326            20,698
MAS Mid Cap Value Portfolio                        66,556            71,910            (5,354)
MAS Value portfolio                                 7,977             9,133            (1,156)
                                                    -----             -----             -----
                                             $ 10,966,583      $  9,833,056      $  1,133,527
                                             ============      ============      ============

(4)  Benefits
     --------

     Under terms of the Plan, a participant (or a beneficiary) is eligible for benefits upon retirement, termination of employment, or death before retirement. Disbursement of the total amount credited to a participant's account is payable (i) in a lump sum or (ii) in the case of retirement, in such other manner as requested by the participant and approved by the Plan Administrator.

     In addition, an active employee may elect to withdraw all or any part of his account attributable to after-tax contributions. Before reaching age 59 1/2, an active employee may withdraw his pretax contributions from the Sheltered Account, provided he can demonstrate financial hardship. Such employee shall be ineligible to make contributions for a 12-month period. An active employee may elect to withdraw all or any portion of his account balance in the Tax-Deductible (MIRA) and Rollover Accounts.

     Under the rules of the Plan, the participant may borrow up to the lessor of 50% of his balance or $50,000. The money borrowed must come from the Sheltered, Rollover, and Standard Accounts. The amount of the loan is transferred to a Loan Reserve pledged as security for the loan and is evidenced by a promissory note payable to the Plan. Interest rates are determined periodically by the Retirement Committee in accordance with prevailing interest rates. The loans are reflected in the Loan Portfolio investment fund. Loan repayments are made by payroll deductions or in a manner agreed to by the employee and the Plan Administrator.

(5)  Obligation for Benefits
     -----------------------

     All the funds of the Plan are held by investing institutions appointed by Armstrong under a trust agreement or investment contract. Benefits under the Plan are payable only out of these funds. Armstrong has no legal obligation to make any direct payment of benefits accrued under the Plan.

     Except as may be provided in an investment contract, neither Armstrong nor any investing institution guarantees the funds of the Plan against any loss or depreciation or guarantees the payment of any benefit hereunder. Although Armstrong has not expressed any intent to terminate the Plan, it may do so at any time. In case of termination or partial termination, the total amount in each employee's account will be distributed as the Plan Administrator directs.

                RETIREMENT SAVINGS PLAN FOR HOURLY-PAID EMPLOYEES
                       OF ARMSTRONG WORLD INDUSTRIES, INC.

                   Notes to Financial Statements, (Continued)

(6)  Federal Income Taxes
     --------------------

     By a letter dated February 13, 1996, the Internal Revenue Service has determined and informed Armstrong that the Plan qualifies under the applicable provisions of the Internal Revenue Code and is therefore exempt from federal income taxes.

(7)  Master Trust Agreement
     ----------------------

     Effective October 1, 1990, the Plan established a Master Trust Agreement with Fidelity Management Trust Company. Under the Master Trust Agreement, the Plan assets held by Fidelity Management Trust Company are commingled and invested with the assets of the Retirement Savings and Stock Ownership Plan of Armstrong World Industries, Inc. and the Bonus Retirement Plan of Armstrong World Industries, Inc. Separate accounting for each plan under the Master Trust Agreement is provided by Fidelity Management Trust Company. The Plan has an undivided interest in the assets of this trust, and ownership is represented by proportionate dollar interest. The following summarizes the financial information of the Master Trust at September 30, 1999 and 1998:

                                                     September 30, 1999                  September 30, 1998
                                                            Cost        Fair Value              Cost         Fair Value
                                                            ----        ----------              ----         ----------
   Cash equivalents                                 $  6,970,356       $ 6,970,356        $7,277,128         $7,277,128
   Armstrong Common Stock                             17,025,328        16,773,013        15,494,806         18,779,265
   Registered investment companies                   158,703,416       239,082,835       137,463,217        184,878,481
   Fixed income insurance contracts                  178,879,174       178,879,174       180,069,533        180,069,533
   Participant loans                                   6,635,754         6,635,754         7,298,722          7,298,722
                                                       ---------         ---------         ---------          ---------
        Total investments in Master Trust          $ 368,214,028      $448,341,132      $347,603,406       $398,303,129
                                                   =============      ============      ============       ============

   Plan's interest in Master Trust                  $ 82,908,831       $93,284,162       $77,127,556        $84,337,341
   Plan's percentage in Master Trust                       22.5%             20.8%             22.2%              21.2%

During 1999 and 1998, the Master Trust's investments (including investments bought, sold, and held during the year) appreciated (depreciated) in value as follows:

                                                                    1999                   1998
                                                                    ----                   ----
Net appreciation (depreciation) in Master Trust              $39,306,600           $(6,524,510)
Allocated net appreciation (depreciation) in Master Trust    $ 4,890,481           $(2,479,675)

During 1999 and 1998, interest and dividends in the Master Trust were as follows:

                                                                    1999                   1998
                                                                    ----                   ----
Interest and dividends in  Master Trust                      $27,520,873            $23,337,613
Allocated interest and dividends from
   Investment in Master Trust                                $ 5,545,916              4,910,120

All of the above information was certified as complete and accurate by the trustee at September 30, 1999 and 1998 and for the years then ended.